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                                                               EXHIBIT (a)(1)(G)

   This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely by the offer to purchase dated August 9, 2000 and the related letter of transmittal, and any amendments or supplements thereto and is being made to all holders of shares (excluding shares held by the ESOP Trust on behalf of ESOP participants). The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of the ESOP Trust, if at all, by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                                       BY
      THE HOOKER FURNITURE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN TRUST
                                       OF
                           UP TO 1,800,000 SHARES OF
                          HOOKER FURNITURE CORPORATION
                           COMMON STOCK, NO PAR VALUE
                    AT A PURCHASE PRICE OF $12.50 PER SHARE

   The Hooker Furniture Corporation Employee Stock Ownership Plan Trust (the "ESOP Trust") for the Hooker Furniture Corporation Employee Stock Ownership Plan (the "ESOP"), sponsored by Hooker Furniture Corporation, a Virginia corporation (the "Company" or "Hooker"), is offering to purchase for cash up to 1,800,000 shares of Hooker's common stock upon the terms and subject to the conditions set forth in the offer to purchase, dated August 9, 2000, and in the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the "offer"). The ESOP Trust is inviting you to tender your shares at the purchase price of $12.50 per share, net to you in cash, without interest, upon the terms and subject to the conditions of the tender offer. This offer is not being made to acquire or influence control of the business of Hooker. This offer is being made for up to 1,800,000, or approximately 23.6% of Hooker's 7,617,298 outstanding shares.

   The tender offer is subject to certain conditions, including, among other things, that:

     (1) There be validly tendered and not withdrawn before the expiration of the tender offer that number of shares of Hooker common stock which when combined with shares already owned by the ESOP Trust would result in the ESOP Trust owning at least 30% of the shares of Hooker common stock issued and outstanding on the date of purchase, and

     (2) After giving effect to the acceptance of shares validly tendered in the offer, Hooker will continue to have at least 300 shareholders of record.

   These conditions, as well as other conditions to the offer, are set forth in the offer to purchase and the related letter of transmittal.

   THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 8, 2000, UNLESS THE OFFER IS EXTENDED.

   Hooker's Board of Directors and U.S. Trust Company, N.A., the Trustee for the ESOP Trust (the "Trustee"), have approved the tender offer. However, neither Hooker's Board of Directors nor the Trustee makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. This tender offer is being made to all Hooker shareholders (excluding shares held by the ESOP Trust on behalf of ESOP participants), including shareholders who are directors, officers or beneficial owners of more than five percent of Hooker's common stock. Certain of Hooker's directors and executive officers, as well as certain beneficial owners of more than five percent of Hooker's common stock, have advised Hooker and the Trustee that they intend to tender shares in the tender offer.

   All shares properly tendered and not properly withdrawn before the "expiration date" (as defined below) will be purchased at the purchase price, on the terms and subject to the conditions of the tender offer, including the proration provisions. Under no circumstances will interest be paid on the purchase price for the shares, regardless of any delay in making such payment. The term "expiration date" means 5:00 p.m., New York City time, on Friday, September 8, 2000, unless and until the Trustee, in its sole discretion, shall have extended the period of time during which the offer will remain open, in which event the term expiration date shall refer to the latest time and date at which the offer, as so extended by the Trustee, shall expire. The ESOP Trust reserves the right, in its sole discretion, to purchase more than 1,800,000 shares under the offer subject to applicable law.

   At a meeting of Hooker's Board of Directors held on June 20, 2000, the Board declared a quarterly dividend of $.085 per share payable on August 29, 2000 to shareholders of record on August 15, 2000. Shareholders tendering shares pursuant to the offer will continue to be shareholders of record until the shares are purchased in the offer. Accordingly, if you are the record holder on August 15, 2000, the record date for the regular dividend, tendering your shares will NOT prevent you from receiving the dividend because no shares will be purchased in the offer until after September 8, 2000.

   For purposes of the offer, the ESOP Trust will be deemed to have accepted for payment (and therefore purchased) shares properly tendered and not properly withdrawn, subject to the proration provisions of the offer, only when, as and if the Trustee gives oral or written notice to First Union National Bank, the depositary of the offer, of its acceptance for payment of such shares under the offer. Payment for shares tendered and accepted for payment under the offer will be made only after timely receipt by the depositary of certificates for such shares or a timely confirmation of a book-entry transfer of such shares into the depositary's account at the "book-entry transfer facility" (as defined in the offer to purchase), a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, or an "agent's message" (as defined in the offer to purchase) in the case of a book-entry transfer, and any other documents required by the letter of transmittal.

   Upon the terms and subject to the conditions of the offer, if more than 1,800,000 Shares, or such greater number of shares as the ESOP Trust may elect to purchase subject to applicable law, have been properly tendered (and not properly withdrawn) prior to the expiration date, the ESOP Trust will purchase all shares properly tendered and not properly withdrawn before the expiration date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares. All other shares that have been tendered and not purchased will be returned to the shareholder as promptly as practicable after the expiration date.

   The Trustee of the ESOP Trust expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the offer and to the right of a tendering shareholder to withdraw such shareholder's shares. No subsequent offering period will be available in connection with the offer.

   Tenders of Shares under the offer are irrevocable, except that such shares may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by the ESOP Trust under the offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on October 8, 2000. For such withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by First Union National Bank, the depositary for the tender offer, at one of its addresses set forth on the back cover page of the offer to purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be

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

submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an "eligible guarantor institution" (as defined in the offer to purchase), unless such shares have been tendered for the account of an eligible guarantor institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the offer to purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility's procedures. Withdrawals may not be revoked, and any shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer. However, withdrawn shares may be retendered at any time prior to the expiration date by following the procedures described in the offer to purchase. All questions as to the form and validity of any notice of withdrawal, including the time of receipt, will be determined by the Trustee, in its sole discretion, whose determination will be final and binding. None of the ESOP Trust, First Union National Bank, as the depositary, Corporate Investor Communications, Inc., as the information agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

   The information required to be disclosed by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the offer to purchase and is incorporated herein by reference.

   The offer to purchase and the related letter of transmittal are being mailed promptly to record holders of shares whose names appear on Hooker's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

   Unless you are eligible to elect special tax treatment under Section 1042 of the Internal Revenue Code, as described below, you will have a taxable transaction for United States federal income tax purposes if you sell shares to the ESOP Trust. In general, you will have taxable gain or loss in an amount equal to the difference between your adjusted basis in the shares sold and the amount of cash that you receive for the shares. You may qualify under Section 1042 of the Internal Revenue Code to defer paying tax on the gain from the sale of your shares to the ESOP Trust if you reinvest the sales proceeds in "qualified replacement property" and satisfy certain other requirements. If you meet these requirements, the gain that would have been taxed at the time of the sale is instead taxed at the time you dispose of the qualified replacement property. This tax treatment will apply only if you make an affirmative election for it to apply and a number of requirements are met. If you are also a participant in the ESOP (such as spouses, brothers and sisters, children, trust and estate beneficiaries and others), and you make an election to have
Section 1042 of the Internal Revenue Code apply to the sale of your shares, you and certain of your relatives who participate in the ESOP, will be prohibited for a specified period of time from receiving allocations under the ESOP of shares purchased by the ESOP Trust in the tender offer. In addition, shareholders who own (directly or by attribution) more than 25% of Hooker's shares and who participate in the ESOP will be prohibited from receiving an allocation of shares purchased in the tender offer if any shareholder elects
Section 1042 treatment. Please refer to the enclosed offer to purchase for more information regarding the Section 1042 election.

   THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION WITH RESPECT TO THE OFFER IS MADE.

   Additional copies of the offer to purchase and letter of transmittal may be obtained from the information agent at the address and telephone number set forth below and will be furnished promptly at the ESOP Trust's expense.

   Tendering shareholders of record who tender shares directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the letter of transmittal, stock transfer taxes on the purchase of shares by Hooker pursuant to the offer. Shareholders who hold their shares through a bank or a

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

broker should check with such institution as to whether it charges any service fees. All fees and expenses incurred by the ESOP Trust or Hooker in connection with the tender offer will be paid by Hooker, including the expenses of the depositary and Corporate Investor Communications, Inc., who is acting as the information agent in connection with the offer.

   Any questions or requests for assistance may be directed to the information agent at the telephone number and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the offer. To confirm delivery of shares, shareholders are directed to contact the depositary. No fees or commissions will be paid to brokers, dealers or any other persons (other than fees to the information agent as described in the offer to purchase) for soliciting tenders of shares pursuant to the offer.

                 The information agent for the tender offer is:
                    Corporate Investor Communications, Inc.
                               111 Commerce Road
                            Carlstadt, NJ 07072-2856
                         Call Toll Free (888) 512-3273
             Banks and brokerage firms please call: (201) 896-1900

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